

October 28, 2010

Via U.S. Mail and facsimile to (832) 636-6001

Donald R. Sinclair
President and Chief Executive Officer
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380

      Re: **Western Gas Partners, LP**
              Form 10-K for the Fiscal year Ended December 31, 2009
              Filed March 11, 2010
              File No. 001-34046

Dear Mr. Sinclair:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director